2/23/07

AB 3/13

SECURI  ISSION

07003936

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
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SEC FILE NUMBER
8- 50509

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shay Financial Services Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Chizek & Co. LLC

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

PROCESSED
MAR 21 2007
THOMSON
FINANCIAL

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 23 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____, as of ______________________, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHAY FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS
December 31, 2006 and 2005

SHAY FINANCIAL SERVICES, INC.
Miami, Florida

FINANCIAL STATEMENTS
December 31, 2006 and 2005

CONTENTS

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholder
Shay Financial Services, Inc.
Miami, Florida

We have audited the accompanying balance sheets of Shay Financial Services, Inc. as of December 31, 2006 and 2005, and the related statements of income, changes in shareholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shay Financial Services, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic 2006 financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such supplemental information has been subjected to the auditing procedures applied in the audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2006 financial statements taken as a whole.

Crowe Chizek and Company LLC

Fort Lauderdale, Florida
February 20, 2007

SHAY FINANCIAL SERVICES, INC.
BALANCE SHEETS
December 31, 2006 and 2005

	2006	2005
ASSETS		
Cash and cash equivalents	$ 2,074,952	$ 2,294,088
Receivables:		
Brokers and dealers	1,505,364	935,894
Interest and interest-only strips	602,392	184,945
Mutual fund distribution fees	413,230	482,986
Other	84,287	116,417
Securities purchased under agreements to resell	4,007,167	12,951,698
Securities owned	8,344,678	9,407,053
	$ 17,032,070	$ 26,373,081
LIABILITIES AND SHAREHOLDER'S EQUITY		
Payables		
Affiliate	$ 5,690,010	$ 5,350,635
Other	343,729	1,016,587
Securities sold, not yet purchased	993,789	2,048,127
Securities sold under agreements to repurchase	3,004,542	10,957,732
Total liabilities	10,032,070	19,373,081
Shareholder's equity		
Common stock, $1 par value, 7,500 shares authorized, 1,000 shares issued and outstanding	1,000	1,000
Additional paid-in capital	8,194,162	6,999,000
Retained deficit	(1,195,162)	–
	7,000,000	7,000,000
	$ 17,032,070	$ 26,373,081

See accompanying notes.

SHAY FINANCIAL SERVICES, INC.
STATEMENTS OF INCOME
Years ended December 31, 2006 and 2005

	2006	2005
Revenues		
Principal transactions	$ 4,348,381	$ 5,154,598
Mutual fund distribution fees	7,835,646	9,176,837
Income from certificates of deposit transactions	709,143	1,755,142
Interest and dividends	389,878	360,129
Net gain on investments	387,618	6,819
Other	506,353	515,378
	14,177,019	16,968,903
Less: waiver of mutual fund distribution fees	2,727,859	3,210,673
Total revenues	11,449,160	13,758,230
Expenses		
Management fees to Shay Investment Services, Inc.	12,446,833	13,533,498
Clearing fees	197,489	224,719
Other	--	13
Total expenses	12,644,322	13,758,230
Net loss	$ (1,195,162)	$ –

See accompanying notes.

SHAY FINANCIAL SERVICES, INC.
STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
Years ended December 31, 2006 and 2005

	Common Stock	Additional Paid-In Capital	Retained Deficit	Total Shareholder's Equity
Balance at January 1, 2005	$ 1,000	$ 6,999,000	$ --	$ 7,000,000
Net income	--	--	--	--
Balance at December 31, 2005	1,000	6,999,000	--	7,000,000
Net loss	--	--	(1,195,162)	(1,195,162)
Capital contribution	--	1,195,162	--	1,195,162
Balance at December 31, 2006	$ 1,000	$ 8,194,162	$ (1,195,162)	$ 7,000,000

See accompanying notes.

SHAY FINANCIAL SERVICES, INC.
STATEMENTS OF CASH FLOWS
Years ended December 31, 2006 and 2005

	2006	2005
Cash flows from operating activities		
Net loss	$ (1,195,162)	$ --
Adjustments to reconcile net loss to net cash provided by operating activities:		
Changes in assets and liabilities		
Securities owned	1,062,375	(1,286,770)
Receivables		
Brokers and dealers	(569,470)	329,950
Interest and interest-only strips	(417,447)	262,307
Mutual fund distribution fees	69,756	66,484
Other	32,130	(100,314)
Securities purchased under agreements to resell	8,944,531	26,487,697
Payables		
Affiliate	339,375	(1,528,796)
Other	(672,858)	843,747
Securities sold, not yet purchased	(1,054,338)	43,440
Securities sold under agreements to repurchase	(7,953,190)	(26,480,890)
Net cash used in operating activities	(1,414,298)	(1,363,145)
Cash flows from financing activities		
Capital contribution	1,195,162	--
Net cash provided by financing activities	1,195,162	--
Net decrease in cash and cash equivalents	(219,136)	(1,363,145)
Cash and cash equivalents at beginning of year	2,294,088	3,657,233
Cash and cash equivalents at end of year	$ 2,074,952	$ 2,294,088
Supplemental disclosure of cash flow information		
Interest paid	$ --	$ --

See accompanying notes.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Shay Financial Services, Inc. (the Company) is a registered broker-dealer with the Securities and Exchange Commission and is a wholly owned subsidiary of Shay Investment Services, Inc. (SISI). The Company acts as an intermediary between its customers and other financial institutions in the purchase and sale of various fixed-income investments and conducts proprietary transactions in equity securities, U.S. government and government agency securities, and certificates of deposit. The Company is also the distributor of various registered investment companies, including those managed and advised by an affiliate.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition: Principal transactions and related revenue and expense are recorded on a settlement date basis. The effect on the financial statements of using the settlement date basis rather than the trade date basis is not material. Mutual fund distribution fees are recognized when earned.

Securities Owned and Securities Sold, Not Yet Purchased: Securities owned and securities sold, not yet purchased are stated at market value. Certificates of deposit (CDs) are carried at cost, plus accrued interest, which approximates market value. Market value for securities other than CDs is generally based on quoted market prices. Unrealized gains and losses are reflected in the statements of income.

Interest-Only Strips: The Company purchases CDs from financial institutions and sells these CDs in smaller amounts to its customers, generally bearing an interest rate lower than the originally purchased CD. The Company recognizes revenue from the sale of CDs at the time of sale based on the interest rate spread. The receivable and the related revenue resulting from the sale of CDs are recorded at the present value of the net future cash flows and are reported as interest-only strips in the accompanying balance sheets. Net future cash flows in excess of the carrying amount of interest-only strips are recognized as income over the remaining life of the CD based on the level-yield method.

Resale and Repurchase Agreements: Securities purchased under agreements to resell (resale agreements) and securities sold under agreements to repurchase (repurchase agreements) are generally collateralized by U.S. Treasury and government agency securities. Resale and repurchase agreements are accounted for as financing transactions and are recorded at the amounts at which the securities subsequently will be resold or repurchased, as specified in the respective agreements, including accrued interest.

Counterparties consist of a limited number of broker-dealers and savings banks. It is the Company's policy to obtain possession or control of securities purchased under agreements to resell at the time the transaction is entered into. The market value of the underlying assets is monitored daily and additional cash or other collateral is obtained from counterparties when appropriate.

(Continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes: The Company is organized as a Subchapter S Corporation. The Company passes through its net income or loss to its stockholder and, accordingly, is not subject to federal income taxes.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

NOTE 3 - RELATED-PARTY TRANSACTIONS

Operations of the Company are conducted in facilities and by personnel shared with SISI and certain of its affiliates. As such, the Company pays management fees to SISI in lieu of occupancy and other administrative expenses. In 2006, SISI revised the method under which it allocates management fees to the Company to include all actual expenses paid and certain allocated expenses. During 2005, the Company paid a management fee, equal to net income before management fees and certain direct operating costs to SISI in lieu of occupancy and other administrative expenses.

The Company maintains bank accounts with an affiliated bank. At December 31, 2006 and 2005, these balances totaled $149,963 and $112,529. In addition, certificates of deposit owned by the Company are held by an affiliate as custodian for the Company.

NOTE 4 - CASH AND CASH EQUIVALENTS

Cash and cash equivalents include highly liquid investments with short-term maturities. At December 31, 2006 and 2005, cash of $100,000 was segregated in a special reserve bank account for the benefit of customers pursuant to Securities and Exchange Commission Rule 15c3-3 ("Rule 15c3-3").

The Company maintains cash balances in one financial institution in excess of the insurance limits provided by the Federal Deposit Insurance Corporation.

(Continued)

NOTE 5 - RECEIVABLES FROM BROKERS AND DEALERS

Receivables from brokers and dealers represent receivables for trades pending settlement and cash and other balances due principally from the Company's clearing broker.

The Company clears certain securities transactions on a fully-disclosed basis through its clearing broker, a major New York-based financial institution. The agreement with the clearing broker calls for the Company to maintain a deposit balance in an account maintained by the clearing broker. At December 31, 2006 and 2005, the Company had $100,000 of cash on deposit to satisfy this requirement which is included in receivables from brokers and dealers on the balance sheet.

The Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. At December 31, 2006 and 2005, there were no amounts to be indemnified to the clearing broker for these customer accounts.

NOTE 6 - MUTUAL FUND DISTRIBUTION FEES

The Company has distribution agreements with various registered investment companies. The Company's distribution agreement with Asset Management Fund, Inc., a fund managed and advised by an affiliate, provides that the Company receives 12b-1 payments based upon a percentage of each portfolio's average daily net assets. The Company voluntarily waived a portion of these fees in both the years ended December 31, 2006 and 2005.

NOTE 7 - SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

At December 31, 2006 and 2005, securities owned and securities sold, not yet purchased, were comprised of the following:

	2006		2005	
	Owned	Sold	Owned	Sold
Certificates of deposit	$ 3,821,000	$ –	$ 5,450,018	$ –
U.S. government obligations	393,812	993,789	484,004	1,996,367
Equity securities	4,129,866	–	3,473,031	51,760
	$ 8,344,678	$ 993,789	$ 9,407,053	$ 2,048,127

Securities sold, not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

(Continued)

NOTE 8 - FINANCIAL INSTRUMENTS

Assets, including cash, securities owned, investments, securities purchased under agreements to resell, and certain receivables, are carried at fair value or at contracted amounts which approximate fair value. Similarly, liabilities, including securities sold, not yet purchased, securities sold under agreements to repurchase and certain payables, are carried at fair value or contracted amounts approximating fair value. Financial instruments carried at contract amounts that approximate fair value either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

In the normal course of business, the Company enters into forward transactions involving mortgage-backed securities in order to meet the financing and hedging needs of its customers. Forward transactions are valued at market, and the resulting unrealized gains and losses are reflected in principal transactions in the statements of income. The Company's exposure to changes in market prices or interest rates is managed by simultaneously entering into offsetting positions in identical instruments. Forward transactions provide for the delivery or receipt of securities at a specified future date at a specified price or yield. Risks arise from the possible inability of counterparties to meet the terms of their commitments and from changes in securities values and interest rates. At December 31, 2006 and 2005, open forward purchase and sale commitments each aggregated approximately $16,190,000 and $10,675,000.

In the normal course of business, the Company obtains securities under resale agreements on terms that permit it to pledge or resell the securities to others. At December 31, 2006 and 2005, securities obtained under resale agreements were pledged or otherwise transferred to others under repurchase agreements or to satisfy the Company's commitments under proprietary short sales.

NOTE 9 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer with the Securities and Exchange Commission (the SEC), the Company is subject to the SEC's net capital rule (Rule 15c3-1). This Rule prohibits a broker-dealer from engaging in any securities transaction at a time when its net capital is less than the greater of 6 2/3% of aggregate indebtedness, as those terms are defined by the Rule, or $250,000. At December 31, 2006 and 2005, the Company's net capital was $5,144,577 and $5,467,882 while its required net capital was $402,249 and $424,481 and its ratio of aggregate indebtedness to net capital was 1.17 to 1 and 1.16 to 1.

Advances to affiliates and other equity withdrawals are subject to certain notifications and other provisions of the net capital rule of the SEC and other regulatory bodies.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

SHAY FINANCIAL SERVICES, INC.
SCHEDULE 1 - COMPUTATION OF NET CAPITAL UNDER
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2006

Net capital	
Stockholder's equity	$ 7,000,000
Deductions and charges	
Nonallowable assets:	
Interest and interest only strips	602,392
Mutual fund distribution fees	413,230
Receivables from non-customers	84,287
	1,099,909
Other deductions and/or charges	2,801
	1,102,710
Net capital before haircuts on securities	5,897,290
Haircuts on securities	
Certificates of deposit	57,315
Equity securities	619,480
U.S. government obligations	62,067
Undue concentration	13,851
	752,713
Net capital	$ 5,144,577

There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2006, unaudited FOCUS Part II filings.

SHAY FINANCIAL SERVICES, INC.
SCHEDULE 2 - COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
AND COMPUTATION OF AGGREGATE INDEBTEDNESS
December 31, 2006

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 402,249
Minimum dollar net capital requirement	$ 250,000
Net capital requirement	$ 402,249
Excess net capital	$ 4,742,328
Excess net capital at 1,000% (net capital less 10% of total aggregate indebtedness)	$ 4,541,203
Aggregate indebtedness	
Payables	$ 6,033,739
Total aggregate indebtedness	$ 6,033,739
Percentage of aggregate indebtedness to net capital	117%

There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2006, unaudited FOCUS Part II filings.

Exemptive Provisions

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) - $2,500 capital category as per Rule 15c3-1	______
B. (k)(2)(A) - "Special Account for the Exclusive Benefit of Customers" maintained	X
C. (k)(2)(B) - All customer transactions cleared through another broker-dealer on a fully disclosed basis Name of clearing firm ____________________	______
D. (k)(3) - Exempted by the order of the Commission	______

REPORT OF INDEPENDENT
AUDITORS ON INTERNAL CONTROL

Board of Directors and Shareholder
Shay Financial Services, Inc.
Miami, Florida

In planning and performing our audit of the financial statements of Shay Financial Services, Inc. (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Chizek and Company LLC

Fort Lauderdale, Florida,
February 20, 2007

END